

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 13, 2007

Mr. Marcel Smits
Chief Financial Officer
Koninklijke KPN N.V.
Maanplein 55
2516 CK The Hague
The Netherlands

> **Re:** **Koninklijke KPN N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-13980**

Dear Mr. Smits:

We have reviewed your supplemental letter dated October 12, 2007 as well as your filing and have the following comments. As noted in our letter dated May 11, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Change in Accounting Policies, page 113

1. We note your responses to prior comments 2-6. The following are the general areas related to your responses that we would like to get some clarification.

   - Please clearly describe to us what your old methodology was for measuring ineffectiveness and what the new methodology is for measuring ineffectiveness. It is unclear to us whether you applied the guidance in paragraph 74(b) or AG 108c.

   - Please address why you do not believe that the guidance in paragraph AG 105b would not suggest that a change in how you measure ineffectiveness would not impact how you assess ineffectiveness. We understand that you only changed the way you measured ineffectiveness and not how you assessed effectiveness, therefore, no dedesignation event occurred. We note that paragraph AG 105b focuses on "the actual results of the hedge," so it appears to us that a change in how you measured ineffectiveness also changes how you assessed effectiveness under paragraph AG 105b.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director